

Mail Stop 3561

September 22, 2016

R. Elaine Lintecum
Chief Financial Officer
The McClatchy Company
2100 Q Street
Sacramento, California 95816

> **Re: The McClatchy Company**
> **Form 10-K for the Fiscal Year Ended December 27, 2015**
> **Filed March 8, 2016**
> **Form 8-K**
> **Filed July 21, 2016**
> **File No. 333-46501**

Dear Ms. Lintecum:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed on July 21, 2016

1.   Reference is made to the earnings press release furnished as Exhibit 99.1 to the Form 8-K filed on July 21, 2016. We note your disclosure of certain non-GAAP measures, including gross revenues, adjusted loss, operating cash flow, cash flow margin, and free cash flow. Please note that under Item 10(e)(1)(i)(A) of Regulation S-K when a non-GAAP financial measure is presented, the most directly comparable financial measure calculated in accordance with GAAP must be disclosed with equal or greater prominence. In this regard, the non-GAAP measures should be supplemental to the primary GAAP measures of net loss and operating cash flows as shown in the statements of cash flows, as applicable. We refer you to the Staff's Compliance & Disclosure Interpretations ("C&DIs") on Non-GAAP Financial Measures, Question No. 102.10 by the Division of Corporation Finance on May 17, 2016, and to Instruction 2 to Item 2.02 of Form 8-K. Please revise accordingly.

2.   We also note your computation of free cash flow from operations differs from the typical calculation (cash flows from operating activities as presented in the statement of cash flows under GAAP, less capital expenditures). Refer to CD&I Question No. 102.07 on Non-GAAP Financial Measures. Therefore, please revise the title of this non-GAAP measure so it is not confused with free cash flow as typically calculated or revise your computation to comply with that in the C&DI. Also, please explain how this measure is useful to investors and clarify that it is a liquidity rather than operating performance measure as we note your reconciliation to operating cash flows. Please be advised of the prohibition in Item 10(e)(1)(ii)(A) of Regulation S-K of excluding charges that require cash settlement from non-GAAP liquidity measures, such as payments for interest expense which are currently excluded from your calculation of free cash flow from operations. When revising, please ensure that any description pertaining to usefulness should not imply that the measure represents the residual cash flow available for discretionary purposes, if it excludes material mandatory expenditures such as debt service. We may have further comment upon reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 or Effie Simpson at (202) 551-3346 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure